September 22, 2010
VIA EDGAR CORRESPONDENCE
Duc Dang
Attorney—Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
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File No. 017637-1043

Re:	CoreSite Realty Corporation Amendment No. 6 to Registration Statement on Form S-11 Filed September 21, 2010 SEC File No. 333-166810
Dear Mr. Dang:
     Pursuant to our telephonic conversation on September 21, 2010, with respect to the above-referenced Amendment No. 6 to the Registration Statement on Form S-11 (as it may be amended or supplemented, “Amendment No. 6”), we are hereby responding to your requests during our discussion on September 21, 2010 on behalf of CoreSite Realty Corporation (the “Company”) as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) the seventh amendment to the Registration Statement on Form S-11/A, which amendment is an exhibit only filing (“Amendment No. 7”).
     As discussed during our telephonic conversation on September 21, 2010, in connection with filing Amendment No. 7, we have:
•	Refiled all exhibits required by Regulation S-K Item 6.01(b)(10) to ensure that all cross-references in Amendment No. 7 to such exhibits are accurate as filed and amended to date.

•	Filed as Exhibit 99.7 the private letter ruling issued to the Company, which ruling is the same as made public (in redacted form) by the Internal Revenue Service at: http://www.irs.gov/pub/irs-wd/1034010.pdf;

•	Revised the opinion of Latham & Watkins LLP filed as Exhibit 8.1 to Amendment No. 7 to include the following statement:

September 22, 2010

“Commencing with the Company’s taxable year ending December 31, 2010, the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code.”

•	Filed executed versions of the opinion of Venable LLP, as to the securities being issued, and the revised opinion of Latham & Watkins LLP, as to certain U.S. federal income tax matters, as exhibits 5.1 and 8.1 thereto, respectively.
     Please direct any questions or comments regarding the foregoing to the undersigned at (202) 637-1028. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP

cc:	Yolanda Crittendon, Securities and Exchange Commission
Cicely LaMothe, Securities and Exchange Commission
Stacie Gorman, Securities and Exchange Commission
Thomas M. Ray, CoreSite Realty Corporation
Edward J. Schneidman, Esq., Mayer Brown LLP
John P. Berkery, Esq., Mayer Brown LLP
Jeffrey J. Knight, KPMG LLP
Raymond Y. Lin, Esq., Latham & Watkins LLP
Brandon J. Bortner, Esq., Latham & Watkins LLP